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Filed pursuant to Rules 424(b)(3)
Registration Statement File No. 333-104188

PROSPECTUS SUPPLEMENT DATED AUGUST 13, 2003
TO
PROSPECTUS DATED APRIL 11, 2003

DADE BEHRING HOLDINGS, INC.

This prospectus supplement should be read in conjunction with our prospectus dated April 11, 2003, and in particular "Risk Factors" beginning on page 6 thereof.

This prospectus supplement includes the attached Quarterly Report on Form 10-Q of Dade Behring Holdings, Inc., filed with the Securities and Exchange Commission on August 13, 2003.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

FOR QUARTERLY AND TRANSITION REPORTS
PURSUANT TO SECTIONS 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2003
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 000-50010

DADE BEHRING HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE (State or Other Jurisdiction of Incorporation or Organization)	36-3989270 (I.R.S. Employer Identification No.)
1717 DEERFIELD ROAD, DEERFIELD ILLINOIS (Address of Principal Executive Offices)	60015 (Zip Code)

(847) 267-5300
(Registrant's telephone number, including area code)

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

        Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY
PROCEEDINGS DURING THE PRECEDING FIVE YEARS:

        Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐

        Number of Shares of Common Stock, par value $0.01 per share, Outstanding at August 8, 2003: 40,073,732.

DADE BEHRING HOLDINGS, INC.
JUNE 30, 2003 FORM 10-Q—TABLE OF CONTENTS

		PAGE
PART I	FINANCIAL INFORMATION
Item 1.	Financial Statements	3
	Condensed Consolidated Balance Sheets as of June 30, 2003 (unaudited) and December 31, 2002 (Successor Company)	3
	Condensed Consolidated Statements of Operations and Comprehensive Income (unaudited) for the quarters ended June 30, 2003 (Successor Company) and June 30, 2002 (Predecessor Company)	4
	Condensed Consolidated Statements of Operations and Comprehensive Income (unaudited) for the six-months ended June 30, 2003 (Successor Company) and June 30, 2002 (Predecessor Company)	5
	Condensed Consolidated Statement of Changes in Shareholders' Equity for the six-months ended June 30, 2003 (unaudited) (Successor Company)	6
	Condensed Consolidated Statements of Cash Flows (unaudited) for the six-months ended June 30, 2003 (Successor Company) and June 30, 2002 (Predecessor Company)	7
	Notes to Condensed Consolidated Financial Statements (unaudited)	8
Item 2.	Management's Discussion and Analysis of Financial Condition and Results of Operations	26
Item 3.	Quantitative and Qualitative Disclosures About Market Risk	33
Item 4.	Controls and Procedures	33
PART II	OTHER INFORMATION
Item 4.	Submission of Matters to a Vote of Security Holders	34
Item 6.	Exhibits and Reports on Form 8-K	35
	Signature	36

PART I

ITEM 1. FINANCIAL STATEMENTS.

Dade Behring Holdings, Inc.

Condensed Consolidated Balance Sheets

		Successor Company
	Successor Company
		December 31, 2002
	June 30, 2003
	(unaudited)
	(Dollars in millions, except share-related data)
Assets
Current assets:
Cash and cash equivalents	$77.7	$35.5
Restricted cash	8.7	7.9
Accounts receivable, net	283.8	289.7
Inventories	178.6	174.3
Prepaid expenses	14.8	18.9
Deferred income taxes	0.9	0.4

Total current assets	564.5	526.7
Property, plant and equipment, net	397.9	390.5
Debt issuance costs, net	12.7	14.0
Deferred income taxes	7.5	3.5
Identifiable intangible assets, net	410.7	414.3
Goodwill, net	524.7	543.0
Other assets	29.8	26.8

Total assets	$1,947.8	$1,918.8

Liabilities and Shareholders' Equity
Current liabilities:
Short-term debt	$3.3	$6.1
Current portion of long-term debt	—	5.0
Accounts payable	74.8	76.8
Accrued liabilities	222.8	228.5

Total current liabilities	300.9	316.4
Long-term debt	747.3	760.7
Deferred income taxes	120.7	122.6
Other liabilities	148.7	131.0

Total liabilities	1,317.6	1,330.7

Commitments and contingencies
Shareholders' equity:
Successor Company Common Stock: $.01 par value; 65,000,000 and 50,000,000 shares authorized at June 30, 2003 and December 31, 2002, respectively; 40,071,572 and 39,929,479 shares issued and outstanding at June 30, 2003 and December 31, 2002, respectively	0.4	0.4
Additional paid-in capital	645.8	643.1
Unearned stock-based compensation	(0.1)	—
Accumulated deficit	(22.8)	(48.6)
Accumulated other comprehensive income (loss)	6.9	(6.8)

Total shareholders' equity	630.2	588.1

Total liabilities and shareholders' equity	$1,947.8	$1,918.8

The accompanying notes are an integral part of the condensed consolidated financial statements.

Dade Behring Holdings, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Income

	Successor Company	Predecessor Company
	Quarter Ended June 30, 2003	Quarter Ended June 30, 2002
	(unaudited)	(unaudited)
	(Dollars in millions, except per share data)
Net sales	$361.7	$318.0
Cost of goods sold	169.2	156.5

Gross profit	192.5	161.5
Operating costs and expenses:
Marketing and administrative expenses	121.0	108.1
Research and development expenses	30.5	22.4
Cost reduction programs expense	—	0.9
Restructuring expense, net	—	(0.5)

Income from operations	41.0	30.6
Other (expense) income:
Interest expense	(20.5)	(32.2)
Interest income	0.9	0.8
Balance sheet restructuring costs	—	(8.7)
Foreign exchange gain	1.8	4.0
Other	—	(0.5)

Income (loss) before income tax	23.2	(6.0)
Income tax expense	8.2	1.9

Net income (loss)	15.0	(7.9)

Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments	10.2	8.1
Net (loss) income on derivative instruments	(5.0)	0.1

Other comprehensive income, net of income tax	5.2	8.2

Comprehensive income	$20.2	$0.3

Basic net income per Successor Company common share:	$0.37
Diluted net income per Successor Company common share:	$0.36
Basic and diluted net loss per Predecessor Company Class L and Common shares:		$(0.18)

The accompanying notes are an integral part of the condensed consolidated financial statements.

Dade Behring Holdings, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Income

	Successor Company	Predecessor Company
	Six-months Ended June 30, 2003	Six-months Ended June 30, 2002
	(unaudited)	(unaudited)
	(Dollars in millions, except per share data)
Net sales	$704.4	$624.2
Cost of goods sold	333.1	304.7

Gross profit	371.3	319.5
Operating costs and expenses:
Marketing and administrative expenses	234.6	207.1
Research and development expenses	56.3	41.2
Cost reduction programs expense	—	1.9
Restructuring expense, net	—	1.4

Income from operations	80.4	67.9
Other (expense) income:
Interest expense	(40.4)	(62.9)
Interest income	1.8	1.7
Balance sheet restructuring costs	—	(12.5)
Foreign exchange loss	(0.4)	(1.4)
Other	(0.6)	(2.5)

Income (loss) before income tax	40.8	(9.7)
Income tax expense	15.0	2.6

Income (loss) before cumulative effect of change in accounting principle	25.8	(12.3)
Cumulative effect of change in accounting principle, net of tax	—	20.0

Net income	25.8	7.7

Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments	20.2	7.8
Net (loss) income on derivative instruments	(6.5)	0.1

Other comprehensive income, net of income tax	13.7	7.9

Comprehensive income	$39.5	$15.6

Basic net income per Successor Company common share:	$0.64
Diluted net income per Successor Company common share:	$0.62
Basic and diluted income (loss) per Predecessor Company Class L and Common shares:
Loss before cumulative effect of change in accounting principle		$(0.27)
Cumulative effect of change in accounting principle		0.40

Net income		$0.13

The accompanying notes are an integral part of the condensed consolidated financial statements.

Dade Behring Holdings, Inc.

Condensed Consolidated Statement of Changes in Shareholders' Equity

(Unaudited)

(Dollars in millions, except share-related data)

	Common Stock					Accumulated Other Comprehensive Income (Loss)
			Additional Paid-in Capital	Unearned Stock-Based Compensation	Accumulated Deficit		Total Shareholders' Equity
	Shares	Amount
Balance at December 31, 2002	39,929,479	$0.4	$643.1	$—	$(48.6)	$(6.8)	$588.1
Net income	—	—	—	—	25.8	—	25.8
Issuance of stock	70,588	—	1.3	—	—	—	1.3
Issuance of stock options	—	—	0.3	(0.3)	—	—	—
Exercise of stock options	71,505	—	1.1	—	—	—	1.1
Amortization of unearned stock-based compensation	—	—	—	0.2	—	—	0.2
Net loss on derivative instruments, net of income taxes	—	—	—	—	—	(6.5)	(6.5)
Foreign currency translation adjustment	—	—	—	—	—	20.2	20.2

Balance at June 30, 2003	40,071,572	$0.4	$645.8	$(0.1)	$(22.8)	$6.9	$630.2

The accompanying notes are an integral part of the condensed consolidated financial statements.

Dade Behring Holdings, Inc.

Condensed Consolidated Statements of Cash Flows

	Successor Company	Predecessor Company
	Six-months Ended June 30, 2003	Six-months Ended June 30, 2002
	(Unaudited)	(Unaudited)
	(Dollars in millions)
Operating Activities:
Net income	$25.8	$7.7
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of change in accounting principle	—	(20.0)
Depreciation and amortization expense	65.8	56.0
Net loss on disposal of fixed assets	1.6	3.8
Stock-based compensation expense	1.5	0.8
Deferred income taxes	10.0	0.1
Changes in balance sheet items:
Accounts receivable, net	20.2	(22.9)
Inventories	2.8	8.4
Prepaid expenses	4.6	0.3
Accounts payable	(4.9)	(18.7)
Accrued liabilities	(21.9)	4.5
Other, net	2.0	12.2

Net cash flow provided by operating activities	107.5	32.2
Investing Activities:
Capital expenditures	(45.3)	(38.3)

Net cash flow utilized for investing activities	(45.3)	(38.3)

Net cash flow provided (utilized) before financing activities	62.2	(6.1)
Financing Activities:
(Increase) decrease in restricted cash	(0.1)	1.8
Net repayments related to short-term debt	(2.9)	(4.3)
Repayments of borrowings under new bank credit agreement	(20.0)	—
Proceeds from exercise of stock options	1.1	—
Repayments of borrowings related to former revolving credit facility	—	(6.2)
Repayments of borrowings under former bank credit agreement	—	(17.5)

Net cash flow utilized for financing activities	(21.9)	(26.2)
Effect of foreign exchange rates on cash	1.9	1.9

Net increase (decrease) in cash and cash equivalents	42.2	(30.4)
Cash and Cash Equivalents:
Beginning of Period	35.5	86.8

End of Period	$77.7	$56.4

The accompanying notes are an integral part of the condensed consolidated financial statements.

Dade Behring Holdings, Inc.

Notes To Condensed Consolidated Financial Statements (unaudited)

1.    Organization, Business and Plan of Reorganization

        Dade Behring Holdings, Inc., was incorporated in the State of Delaware on September 23, 1994 and owns all the capital stock of its subsidiary, Dade Behring Inc. ("DBI"), formerly Dade International Inc. (collectively, the "Company"). The Company develops, manufactures and markets in vitro diagnostic ("IVD") equipment, reagents, consumable supplies and services worldwide.

        Prior to the reorganization described below, Bain Capital, Inc., GS Capital Partners, L.P. (an affiliate of Goldman Sachs Group, L.P.), their respective related investors, Aventis S.A. and certain of its affiliates ("Aventis S.A.") and the management of the Company owned substantially all the capital stock of the Company.

        On August 1, 2002, Dade Behring Holdings, Inc. and certain of its wholly-owned direct and indirect domestic subsidiaries, including DBI, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, as amended, with the United States Bankruptcy Court for the Northern District of Illinois ("Bankruptcy Court"). The companies party to the bankruptcy proceedings are collectively referred to as the "Debtors." On August 1, 2002, the Debtors filed their Disclosure Statement for their Joint Chapter 11 Plan of Reorganization ("POR"). No other subsidiaries of Dade Behring Holdings, Inc., which primarily operate outside of the United States filed for relief under the United States Bankruptcy Code. On September 18, 2002, the Bankruptcy Court confirmed the POR. All conditions under the confirmation of the POR were subsequently met, and the POR became effective on October 3, 2002, resulting in the Debtors effecting a new capital structure. The POR and associated new senior credit agreement / capital structure provided for the following:

  •
  A restructuring of the Company's debt occurred that reduced the principal amount of the Company's outstanding indebtedness by approximately $678.2 million and converted that debt into equity. This was accomplished by retiring existing senior debt and 11 1/8% senior subordinated notes, issuing approximately 40,000,000 shares of new common stock (50,000,000 shares were initially authorized; 65,000,000 shares are currently authorized), and replacing the old debt with the new debt described below. The new common stock was issued to the holders of existing senior debt, senior subordinated notes and management.

  •
  All preferred and common stock existing prior to the filing of the POR, as well as all options, warrants, and rights to purchase or otherwise receive common stock existing prior to the filing of the POR were canceled.

  •
  Management incentive plans were established that provided for issuing new common stock and granting new stock option awards to employees, which are described in the notes to the December 31, 2002 consolidated financial statements included in the Company's 2002 Annual Report on Form 10-K.

  •
  A new senior revolving credit facility in the amount of $125 million and a new senior term loan facility of $450 million (both of which include the ability to borrow a portion in Euros) were established. New 11.91% senior subordinated notes of $315.3 million were issued, which did not result in a cash infusion into the Company.

        The Company is restricted by its debt agreements from loaning or paying cash dividends, except in limited circumstances defined therein.

2.    Basis of Presentation

        The condensed consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such regulations. The Company believes the disclosures included in the unaudited condensed consolidated financial statements, when read in conjunction with the December 31, 2002 consolidated financial statements of the Company included in the Company's 2002 Annual Report on Form 10-K and notes thereto, are adequate to make the information presented not misleading. Certain reclassifications have been made to prior period balances to conform to the current year presentation. In management's opinion, the condensed consolidated financial statements reflect all adjustments, consisting solely of normal recurring adjustments, necessary to summarize fairly the consolidated financial position, results of operations, and cash flows for such periods. The results of operations for the quarter and six-months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

Fresh-Start Reporting

        Upon emergence from bankruptcy, the consolidated financial statements of the Company are presented in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7: "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"). In conformity with the procedures specified by Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," the Company allocated reorganization value to net assets and any excess of reorganization value not allocated to specific tangible or identified intangible assets is reported as an intangible asset representing reorganization value in excess of amounts allocable to identifiable assets. The Company has included such amount in goodwill, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." All liabilities existing at the POR confirmation date, other than deferred taxes, are required to be stated at present values of amounts to be paid. New accounting pronouncements that will be required in the financial statements within twelve months following the adoption of fresh-start accounting have been adopted at the same time fresh-start reporting was adopted.

        Although the POR became effective on October 3, 2002, for financial reporting convenience purposes, the Company recorded the adjustments necessitated by SOP 90-7 on October 1, 2002. As a result of the Company's emergence from Chapter 11 bankruptcy and the application of fresh-start reporting, consolidated financial statements for the Company for the periods commencing on October 2, 2002 are referred to as the "Successor Company" and are not comparable with any periods prior to October 1, 2002, which are referred to as the "Predecessor Company." Aside from the effects of fresh-start reporting and new accounting pronouncements adopted on October 2, 2002, the Successor Company follows the same accounting policies as the Predecessor Company. All references in these notes to the quarter ended and six-months ended June 30, 2002 are to the Predecessor Company. All references to the quarter ended and six-months ended June 30, 2003 are to the Successor Company.

        SOP 90-7 provides that reductions in deferred tax asset valuation allowances that existed at the date fresh-start reporting was applied are first credited to goodwill. Accordingly, $18.3 million of decreases to certain deferred tax asset valuation allowances during the six-months ended June 30, 2003 resulted in a corresponding reduction to goodwill. The decreases to certain deferred tax asset valuation allowances are due to the utilization of net operating loss carryforwards, predominantly in the U.S.

Balance Sheet Restructuring Costs

        The Company has recorded all incremental professional and bank fees directly associated with the reorganization of the Company's balance sheet incurred prior to the bankruptcy filing on August 1, 2002 in a separate line item on the Condensed Consolidated Statement of Operations titled "Balance Sheet Restructuring Costs." For the quarters ended and six-months ended June 30, 2003 and 2002, balance sheet restructuring costs included the following (in millions):

	Quarter ended June 30, 2003	Quarter ended June 30, 2002	Six-months ended June 30, 2003	Six-months ended June 30, 2002
Professional fees	$—	$6.3	$—	$9.6
Bank fees not associated with the new debt facilities	—	1.1	—	1.5
Other	—	1.3	—	1.4

	$—	$8.7	$—	$12.5

Earnings Per Share

        The computation of basic and diluted income per share for the Successor Company is set forth in the following table (dollars in millions, except for share data).

	Quarter ended June 30, 2003	Six-months ended June 30, 2003
Net income	$15.0	$25.8

Weighted average outstanding common shares
Basic	40,057,077	40,003,210
Effect of dilutive securities (stock options)	1,647,309	1,349,324

Diluted	41,704,386	41,352,534

Basic net income per share	$0.37	$0.64
Diluted net income per share	$0.36	$0.62

        The Predecessor Company's computation of earnings per share was based on the "two-class" method described in SFAS No. 128, "Earnings Per Share." In computing earnings per share, (1) the current year yield on the Class L Common Stock is separately allocated to Class L shareholders (except in years the Company incurs a loss as Class L shareholders are not entitled to a return in such years) and, (2) income available to common shareholders (income less preferred stock dividends, less current year yield on Class L Common Stock) is allocated ratably between Class L Common Stock, Common Stock, and Class B Common Stock. Any Unreturned Original Cost plus Unpaid Yield are not components of the earnings per share computations.

        As of June 30, 2002, the Predecessor Company had the following common stock outstanding:

    Class L common stock: cumulative 12%; $.01 par value; 8,000,000 shares authorized; 6,714,520 shares issued and 4,608,552 shares outstanding

    Common stock: $.01 par value; 80,000,000 shares authorized; 58,336,804 shares issued and 39,093,960 shares outstanding

    Class B common stock: $.01 par value; 6,000,000 shares authorized: 6,000,000 shares issued and outstanding at June 30, 2002; convertible on a 1-for-1 basis into Common stock

        The computations of basic and diluted income per share for the Predecessor Company are set forth in the following table (dollars in millions, except per share data).

	Quarter ended June 30, 2002	Six-months ended June 30, 2002
Loss before cumulative effect of change in accounting principle	$(7.9)	$(12.3)
Less preferred stock dividends	0.9	1.3

Loss before cumulative effect of change in accounting principle available for common stock	(8.8)	(13.6)
Cumulative effect of change in accounting principle	—	20.0

Net (loss) income available for common stock	$(8.8)	$6.4

Basic and diluted weighted average outstanding common shares	49,702,512	49,702,512

Basic and diluted (loss) income per Class L common share and Common share:
Loss before cumulative effect of change in accounting principle	$(0.18)	$(0.27)
Cumulative effect of change in accounting principle	—	0.40

Net (loss) income available for common stock	$(0.18)	$0.13

        Predecessor Company outstanding stock options at June 30, 2002 of 8.7 million, were not included because to do so would have been anti-dilutive.

Stock-Based Compensation

        SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, the use of a fair value method for recording compensation expense for stock-based compensation plans. The Company has elected to continue to account for its stock-based compensation plans using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations. Under the intrinsic value method, compensation expense for stock options is based on the excess, if any, of the fair value of the stock at the date of the grant over the amount the employee must pay to acquire the stock.

        The following table illustrates the effect on net income and income per share as if the fair value based method has been applied to all outstanding and unvested awards in each period. The fair value of the stock options was estimated using the Black-Scholes option pricing model.

	Quarter ended June 30, 2003	Quarter ended June 30, 2002
	(in millions, except per share data)
Net income (loss) available for common stock as reported	$15.0	$(8.8)
Add: Total stock-based employee compensation expense included in reported net income (loss), net of related tax effects	0.1	0.4
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(1.2)	(0.7)

Pro forma net income (loss)	$13.9	$(9.1)

Successor Company income per share:
Basic as reported	$0.37
Basic pro forma	$0.34
Diluted as reported	$0.36
Diluted pro forma	$0.34
Predecessor Company loss per share:
Basic and diluted loss per Class L common share and Common share as reported		$(0.18)
Basic and diluted loss per Class L common share and Common share pro forma		$(0.18)
	Six-months ended June 30, 2003	Six-months ended June 30, 2002
	(in millions, except per share data)
Net income available for common stock as reported	$25.8	$6.4
Add: Total stock-based employee compensation expense included in reported net income, net of related tax effects	0.9	0.8
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(3.6)	(1.4)

Pro forma net income	$23.1	$5.8

Successor Company income per share:
Basic as reported	$0.64
Basic pro forma	$0.58
Diluted as reported	$0.62
Diluted pro forma	$0.57
Predecessor Company income per share:
Basic and diluted income per Class L common share and Common share as reported		$0.13
Basic and diluted income per Class L common share and Common share pro forma		$0.12

        In May 2003, the Company's shareholders approved the Employee Stock Purchase Plan. Under this plan, employees may contribute 1% to 12% of their salary during an offering period (6 months) to purchase stock on the last day of the offering period. The stock is purchased at a discount of 15% of the lesser of the market price on the first or last day of the offering period. The Company has 1,000,000 authorized shares reserved for this plan; therefore, the Company does not intend to purchase the shares on the open market at the end of an offering period. This plan qualifies an an "employee stock purchase plan" under Section 423 of the Internal Revenue Code and has been determined to meet the noncompensatory plan requirements of APB No. 25. As such, no employee compensation expense has been recorded under this plan.

Change in Accounting Principle

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting. SFAS No. 141 also requires that the amount that the fair value of net assets exceeds the cost of the acquired entity, after the pro rata reduction of certain acquired assets ("negative goodwill") be recognized as a change in accounting principle upon adoption. As such, unamortized negative goodwill at December 31, 2001 aggregating $20.0 million was recognized as the cumulative effect of a change in accounting principle on January 1, 2002. With the adoption of SFAS No. 142 on January 1, 2002, goodwill and other intangible assets that have indefinite useful lives will no longer be subject to amortization, but rather, be tested at least annually for impairment. As of January 1, 2002, there was no material impact caused by the initial impairment assessment requirements of SFAS No. 142.

New Accounting Pronouncements

        FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), was issued in November 2002. The initial recognition and measurement provisions of this new standard, which require a guarantor to recognize a liability at inception of a guarantee at fair value, are effective on a prospective basis to guarantees issued or modified on or after January 1, 2003. The disclosure provisions, which increase the required disclosures relating to guarantees, were adopted in the Company's consolidated financial statements as of December 31, 2002. The adoption of FIN 45 did not have a material impact on the Company's consolidated financial statements.

        FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), was issued in January 2003. FIN 46 defines variable interest entities ("VIE") and requires that the assets, liabilities, non-controlling interests, and results of activities of a VIE be consolidated if certain conditions are met. For VIE's created on or before January 31, 2003, the guidance will be applied at the beginning of the third quarter of 2003. For VIE's created after that date, the guidance will be applied immediately; however, no VIE's have been created by the Company. The new rules may be applied prospectively with a cumulative-effect adjustment as of the beginning of the period in which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. As the Company does not have any VIE's, FIN 46 does not currently have an effect on the Company's consolidated financial statements.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after that date. The provisions of SFAS No. 149 should be applied prospectively. The Company is in the process of evaluating the potential effect of this recently issued accounting pronouncement on the Company's future consolidated financial statements.

3.    Inventories

        Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost includes materials, labor and manufacturing overhead costs. Market for raw materials is based on replacement costs and, for other inventory classifications, on net realizable value. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating net realizable value. Inventories consist of the following (in millions):

	June 30, 2003	December 31, 2002
Raw materials	$28.9	$27.9
Work-in-process	40.8	36.2
Finished products	108.9	110.2

Total inventories	$178.6	$174.3

4.    Identifiable Intangible Assets

        Identifiable intangible assets are being amortized over their legal or estimated useful lives, whichever is shorter (generally not exceeding 17 years), except for trade names and trademarks, which are not subject to amortization since they have an indefinite life. Identifiable intangible assets include the following at June 30, 2003 and December 31, 2002 (in millions):

	June 30, 2003			December 31, 2002
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Tradenames and trademarks	$135.0	N/A	$135.0	$135.0	N/A	$135.0
Customer relationships	125.9	$(9.8)	116.1	122.4	$(3.0)	119.4
Developed technology	126.5	(13.9)	112.6	120.6	(4.3)	116.3
Internally developed software	35.7	(2.9)	32.8	31.2	(0.9)	30.3
Patents	15.6	(1.4)	14.2	13.7	(0.4)	13.3

	$438.7	$(28.0)	$410.7	$422.9	$(8.6)	$414.3

        Amortization expense totaled $9.3 million and $4.5 million for the quarters ended June 30, 2003 and 2002, respectively, and $18.9 million and $8.0 million for the six-months ended June 30, 2003 and 2002, respectively. The estimated amount of annual amortization expense for the identifiable intangible assets (based on currently existing intangible assets, which are significantly different from those as of June 30, 2002 due to the application of fresh-start reporting) during the period from 2003 through 2007 is $37.2 million.

5.    Restructuring Reserves

        In 1997, in connection with the acquisition of Behring Diagnostics from Aventis S.A., the Company allocated $74.3 million of the purchase price for a restructuring plan to consolidate manufacturing and distribution operations and to eliminate redundant sales, service and administrative functions (the "1997 Behring Allocation Reserve"). The remaining activities associated with this reserve are expected to be substantially completed in the fourth quarter of 2003 when the Company is required to make a $1.5 million payment related to a facility no longer being utilized.

        In June 2000, the Company reviewed its cost structure and announced a global cost reduction program. The Company eliminated a number of redundant positions under this program in 2000 and 2001, which affected certain employees in virtually all functions throughout the Company, while adding staff in key areas, such as the direct distribution centers. The anticipated net effect of these changes was a reduction of approximately 450 positions. Of the net 450 position reductions, 242 employees were severed in 2000 and 193 employees were severed in 2001. Additionally, one domestic distribution center and various international sales offices were closed, all of which were leased. Management approved and initiated several actions contemplated by the cost reduction program and recorded a pre-tax reserve of $32.5 million as of December 31, 2000 (the "2000 Reserve"). The charge included $29.3 million for severance and $3.2 million primarily for losses on leases. During 2001, an additional $3.3 million for severance and $6.5 million for facility and other exit costs, primarily as a result of not closing a subletting transaction contemplated in the Company's original restructuring plan, was provided. Separately, also during 2001, excess severance accruals of $4.9 million were identified and credited to income. This was primarily due to a higher than expected number of employees either voluntarily terminating prior to being eligible for severance payments or electing to transfer to other Company locations. The balance in this reserve at December 31, 2001 was $10.9 million. A credit to income of $5.9 million during the period ended October 1, 2002 was recorded primarily due to negotiations that resulted in a reduction of the estimated loss on leases as well as the reversal of excess severance accruals due to higher than expected number of employees either voluntarily terminating prior to being eligible for severance payments or electing to transfer to other Company locations. The majority of actions contemplated in this reserve were completed during 2002.

        In November 2001, management approved additional cost reduction programs with the stated objective of further reducing the Company's cost structure. This cost reduction program is an extension of the cost reduction program approved in 2000 and impacted many functions throughout the Company. The Company eliminated 73 positions in 2001. Additionally, the Company consolidated certain facilities which resulted in incurring losses on leases at two domestic offices. Pursuant to these programs described above, management approved a pre-tax reserve of $7.2 million (the "2001 Reserve"). This charge included $4.3 million for severance and $2.9 million primarily for losses on leases. The majority of actions contemplated by these actions were completed during 2002. During 2002, due to the continuation of restructuring activities initiated in November 2001, 70 additional positions were eliminated across numerous functions of the Company at international locations. This resulted in an additional charge of $2.9 million.

        The following tables summarize the Company's restructuring activity for the period ended June 30, 2003 (in millions):

	Facility and Other Exit Costs	Severance and Relocation	Total
1997 Behring Allocation Reserve
Reserve balance, December 31, 2002	$1.5	$0.4	$1.9
Cash payments	—	(0.1)	(0.1)

Reserve balance, June 30, 2003	$1.5	$0.3	$1.8

	Facility and Other Exit Costs	Severance	Total
2000 Reserve
Reserve balance, December 31, 2002	$0.3	$0.7	$1.0
Cash payments	—	(0.2)	(0.2)

Reserve balance, June 30, 2003	$0.3	$0.5	$0.8

	Facility and Other Exit Costs	Severance	Total
2001 Reserve
Reserve balance, December 31, 2002	$1.0	$1.2	$2.2
Cash payments	(0.1)	(0.6)	(0.7)

Reserve balance, June 30, 2003	$0.9	$0.6	$1.5

6.    Business Segment and Geographic Information

        The Company derives substantially all its revenues from manufacturing and marketing IVD products and services. The Company is organized functionally and is comprised of three reporting segments: Global Customer Management ("GCM")-North America, GCM-International, and Global Operations. GCM-North America and GCM-International are the Company's sales and service organizations. For the Company's reporting purposes, North America includes the United States and Canada. The United States comprises over ninety percent of the North America segment's results. International includes sales and service results from all other countries. Global Operations primarily includes all manufacturing and research and development activities, which occur in the United States and Germany, and accordingly does not recognize significant revenues.

        Earnings before interest and income taxes ("EBIT") is a primary profitability measure used to evaluate the segments. Financial information by segment for the six-months and quarters ended June 30, 2003 and 2002 is summarized as follows (in millions):

	GCM-North America	GCM-International	Global Operations	All Other(1)	Total
Quarter ended June 30, 2003
Revenue from external customers:
Core Chemistry	$124.5	$106.1	$—	$—	$230.6
Hemostasis	23.1	36.2	—	—	59.3
Microbiology	20.1	15.3	—	—	35.4
Infectious Disease	0.3	19.6	—	—	19.9
Mature Products	6.5	7.4	2.6	—	16.5

Total	$174.5	$184.6	$2.6	$—	$361.7

Depreciation and amortization	5.1	13.8	11.8	2.9	33.6
Segment EBIT	68.7	59.8	(61.1)	(24.6)	42.8
Quarter ended June 30, 2002
Revenue from external customers:
Core Chemistry	$111.8	$85.0	$—	$—	$196.8
Hemostasis	22.9	28.7	—	—	51.6
Microbiology	19.1	13.4	—	—	32.5
Infectious Disease	0.4	17.6	—	—	18.0
Mature Products	7.6	10.4	1.1	—	19.1

Total	$161.8	$155.1	$1.1	$—	$318.0

Depreciation and amortization	2.9	13.7	8.0	4.5	29.1
Segment EBIT	63.4	43.7	(54.7)	(27.0)	25.4

	GCM-North America	GCM-International	Global Operations	All Other(1)	Total
Six-months ended June 30, 2003
Revenue from external customers:
Core Chemistry	$243.5	$202.9	$—	$—	$446.4
Hemostasis	45.5	71.1	—	—	116.6
Microbiology	39.1	28.4	—	—	67.5
Infectious Disease	0.5	38.5	—	—	39.0
Mature Products	12.8	17.1	5.0	—	34.9

Total	$341.4	$358.0	$5.0	$—	$704.4

Depreciation and amortization	10.0	27.0	23.4	5.4	65.8
Segment EBIT	131.8	114.8	(117.2)	(50.0)	79.4
Six-months ended June 30, 2002
Revenue from external customers:
Core Chemistry	$228.5	$161.0	$—	$—	$389.5
Hemostasis	42.8	58.0	—	—	100.8
Microbiology	36.0	25.0	—	—	61.0
Infectious Disease	0.5	32.9	—	—	33.4
Mature Products	16.3	21.0	2.2	—	39.5

Total	$324.1	$297.9	$2.2	$—	$624.2

Depreciation and amortization	5.7	26.6	15.7	8.0	56.0
Segment EBIT	125.3	83.8	(104.1)	(53.5)	51.5

(1)
Includes corporate headquarters, shared services centers, restructuring expense, certain other expenses such as income taxes, general corporate expenses, certain intercompany transactions and eliminations, as well as for the Predecessor Company the effects of purchase accounting which have not been reflected in segment accounting records. Consequently, asset write-downs resulting from bargain purchases are reflected in the All Other column.

        A reconciliation of segment EBIT to income (loss) before income tax and cumulative effect of change in accounting principle for the quarters and six-months ended June 30, 2003 and 2002 is summarized as follows (in millions):

	Quarter ended June 30, 2003	Quarter ended June 30, 2002
Reconciliation of Segment EBIT to Income (loss) before income tax and cumulative effect of change in accounting principle
Total Segment EBIT	$42.8	$25.4
Less: Interest expense, net	(19.6)	(31.4)

Income (loss) before income tax and cumulative effect of change in accounting principle	$23.2	$(6.0)

	Six-months ended June 30, 2003	Six-months ended June 30, 2002
Reconciliation of Segment EBIT to Income (loss) before income tax and cumulative effect of change in accounting principle
Total Segment EBIT	$79.4	$51.5
Less: Interest expense, net	(38.6)	(61.2)

Income (loss) before income tax and cumulative effect of change in accounting principle	$40.8	$(9.7)

        Goodwill at December 31, 2002 aggregated $543.0 million. The amount of goodwill allocated to each segment at December 31, 2002 was $271.5 million for Global Operations, $135.8 for Global Customer Management-North America, and $135.7 million for Global Customer Management-International. Goodwill at June 30, 2003 aggregated $524.7 million. The amount of goodwill allocated to each segment at June 30, 2003 was $264.6 million for Global Operations, $128.9 for Global Customer Management-North America, and $131.2 million for Global Customer Management-International. The change in goodwill balances during the first six months of 2003 are due to reductions in deferred tax asset valuation allowances that existed at the date fresh-start reporting was applied. Per SOP 90-7, the reductions were credited first to goodwill.

7.    Guarantor/Non-Guarantor Financial Statements

        In connection with DBI's issuance of 11.91% senior subordinated notes, Dade Behring Holdings, Inc. and certain of DBI's U.S. subsidiaries became guarantors of these notes. The following tables present condensed consolidating financial information for the guarantors, non-guarantors, DBI, and Dade Behring Holdings, Inc. Other than Dade Behring Holdings, Inc., each of the guarantors is a direct or indirect wholly owned subsidiary of DBI. The guarantors fully, jointly and severally unconditionally guarantee these notes. The following unaudited condensed consolidating financial information presents the results of operations, financial position and cash flows and the eliminations necessary to arrive at the information for DBI on a condensed consolidated basis. All amounts are in millions.

Successor Company Condensed Consolidating Balance Sheet
June 30, 2003

	DBHI	DBI	Other Guarantors	Non- Guarantors	Eliminations	Total
Assets
Current assets:
Cash and cash equivalents	$—	$53.6	$0.3	$23.8	$—	$77.7
Restricted cash	—	—	—	8.7	—	8.7
Accounts receivable, net	—	76.4	12.2	195.2	—	283.8
Inventories	—	69.7	25.2	105.8	(22.1)	178.6
Prepaid expenses	—	2.5	1.9	10.4	—	14.8
Deferred income taxes	—	—	—	0.9	—	0.9

Total current assets	—	202.2	39.6	344.8	(22.1)	564.5
Property, plant and equipment, net	—	147.4	37.3	220.3	(7.1)	397.9
Debt issuance costs, net	—	12.7	—	—	—	12.7
Goodwill, net	—	524.7	—	—	—	524.7
Deferred income taxes	—	—	—	7.5	—	7.5
Identifiable intangible assets, net	—	281.1	13.2	133.6	(17.2)	410.7
Other assets	(0.4)	16.5	2.1	11.6	—	29.8
Intercompany receivables	467.8	878.3	458.1	6.7	(1,810.9)	—
Investments in affiliates	622.2	481.3	—	—	(1,103.5)	—

Total assets	$1,089.6	$2,544.2	$550.3	$724.5	$(2,960.8)	$1,947.8

Liabilities and Shareholders' Equity
Current liabilities:
Short-term debt	$—	$—	$—	$3.3	$—	$3.3
Accounts payable	—	29.3	7.1	38.4	—	74.8
Accrued liabilities	—	96.9	10.3	115.6	—	222.8

Total current liabilities	—	126.2	17.4	157.3	—	300.9
Long-term debt	—	747.3	—	—	—	747.3
Deferred income taxes	—	62.0	0.4	58.3	—	120.7
Other liabilities	—	66.9	0.1	81.7	—	148.7
Intercompany payables	459.4	919.6	218.5	213.4	(1,810.9)	—

Total liabilities	459.4	1,922.0	236.4	510.7	(1,810.9)	1,317.6
Total shareholders' equity	630.2	622.2	313.9	213.8	(1,149.9)	630.2

Total liabilities and shareholders' equity	$1,089.6	$2,544.2	$550.3	$724.5	$(2,960.8)	$1,947.8

Successor Company Condensed Consolidating Balance Sheet
December 31, 2002

	DBHI	DBI	Other Guarantors	Non- Guarantors	Eliminations	Total
Assets
Current assets:
Cash and cash equivalents	$—	$16.3	$—	$19.2	$—	$35.5
Restricted cash	—	—	—	7.9	—	7.9
Accounts receivable, net	—	78.5	13.9	197.3	—	289.7
Inventories	—	70.9	24.2	95.3	(16.1)	174.3
Prepaid expenses	—	9.8	0.7	8.4	—	18.9
Deferred income taxes	—	—	—	0.4	—	0.4

Total current assets	—	175.5	38.8	328.5	(16.1)	526.7
Property, plant and equipment, net	—	151.4	39.6	204.0	(4.5)	390.5
Debt issuance costs, net	—	14.0	—	—	—	14.0
Goodwill, net	—	543.0	—	—	—	543.0
Deferred income taxes	—	—	—	3.5	—	3.5
Identifiable intangible assets, net	—	287.7	13.0	130.5	(16.9)	414.3
Other assets	—	16.9	1.8	8.1	—	26.8
Intercompany receivables	459.6	926.8	450.1	183.4	(2,019.9)	—
Investments in affiliates	587.8	424.8	—	—	(1,012.6)	—

Total assets	$1,047.4	$2,540.1	$543.3	$858.0	$(3,070.0)	$1,918.8

Liabilities and Shareholders' Equity
Current liabilities:
Short-term debt	$—	$—	$—	$6.1	$—	$6.1
Current portion of long-term debt	—	5.0	—	—	—	5.0
Accounts payable	—	29.7	6.2	40.9	—	76.8
Accrued liabilities	—	123.2	8.8	96.5	—	228.5

Total current liabilities	—	157.9	15.0	143.5	—	316.4
Long-term debt	—	760.7	—	—	—	760.7
Deferred income taxes	—	62.4	—	60.2	—	122.6
Other liabilities	—	58.8	0.1	72.1	—	131.0
Intercompany payables	459.3	912.5	110.5	537.6	(2,019.9)	—

Total liabilities	459.3	1,952.3	125.6	813.4	(2,019.9)	1,330.7
Total shareholders' equity	588.1	587.8	417.7	44.6	(1,050.1)	588.1

Total liabilities and shareholders' equity	$1,047.4	$2,540.1	$543.3	$858.0	$(3,070.0)	$1,918.8

Successor Company Condensed Consolidating Statement of Operations
Quarter Ended June 30, 2003

	DBHI	DBI	Other Guarantors	Non- Guarantors	Eliminations	Total
Net sales	$—	$181.2	$55.1	$193.7	$(68.3)	$361.7
Cost of goods sold	—	97.1	28.8	107.3	(64.0)	169.2

Gross profit	—	84.1	26.3	86.4	(4.3)	192.5
Operating costs and expenses:
Marketing and administrative expenses	—	60.6	3.0	57.4	—	121.0
Research and development expenses	—	16.3	2.4	11.8	—	30.5

Income from operations	—	7.2	20.9	17.2	(4.3)	41.0
Other (expense) income:
Interest expense	—	(17.7)	—	(5.1)	2.3	(20.5)
Interest income	—	2.5	—	0.7	(2.3)	0.9
Other, primarily intercompany charges	—	29.7	(26.5)	(0.8)	(0.6)	1.8

Income (loss) before income tax	—	21.7	(5.6)	12.0	(4.9)	23.2
Income tax (benefit) expense	—	(0.9)	—	1.7	7.4	8.2

Income (loss) before equity in earnings of unconsolidated subsidiaries	—	22.6	(5.6)	10.3	(12.3)	15.0
Equity in earnings of unconsolidated subsidiaries	15.0	(7.6)	—	—	(7.4)	—

Net income (loss)	$15.0	$15.0	$(5.6)	$10.3	$(19.7)	$15.0

Successor Company Condensed Consolidating Statement of Operations
Six-months Ended June 30, 2003

	DBHI	DBI	Other Guarantors	Non- Guarantors	Eliminations	Total
Net sales	$—	$354.6	$109.2	$378.1	$(137.5)	$704.4
Cost of goods sold	—	191.8	58.3	211.7	(128.7)	333.1

Gross profit	—	162.8	50.9	166.4	(8.8)	371.3
Operating costs and expenses:
Marketing and administrative expenses	—	117.2	5.6	111.8	—	234.6
Research and development expenses	—	29.3	4.8	22.2	—	56.3

Income from operations	—	16.3	40.5	32.4	(8.8)	80.4
Other (expense) income:
Interest expense	—	(35.6)	—	(9.7)	4.9	(40.4)
Interest income	—	5.1	0.1	1.5	(4.9)	1.8
Other, primarily intercompany charges	—	36.3	(26.8)	(10.6)	0.1	(1.0)

Income before income tax	—	22.1	13.8	13.6	(8.7)	40.8
Income tax expense (benefit)	—	(0.9)	—	2.3	13.6	15.0

Income before equity in earnings of unconsolidated subsidiaries	—	23.0	13.8	11.3	(22.3)	25.8
Equity in earnings of unconsolidated subsidiaries	25.8	2.8	—	—	(28.6)	—

Net income	$25.8	$25.8	$13.8	$11.3	$(50.9)	$25.8

Predecessor Company Condensed Consolidating Statement of Operations
Quarter Ended June 30, 2002

	DBHI	DBI	Other Guarantors	Non- Guarantors	Eliminations	Total
Net sales	$—	$166.1	$47.6	$155.0	$(50.7)	$318.0
Cost of goods sold	—	94.7	26.8	82.9	(47.9)	156.5

Gross profit	—	71.4	20.8	72.1	(2.8)	161.5
Operating costs and expenses:
Marketing and administrative expenses	—	58.2	3.3	46.6	—	108.1
Research and development expenses	—	12.8	2.3	7.3	—	22.4
Cost reduction programs expense	—	0.2	—	0.7	—	0.9
Restructuring expense, net	—	(0.5)	—	—	—	(0.5)

Income from operations	—	0.7	15.2	17.5	(2.8)	30.6
Other (expense) income:
Interest expense	—	(28.8)	—	(5.4)	2.0	(32.2)
Interest income	—	1.6	—	1.2	(2.0)	0.8
Balance sheet restructuring costs	—	(8.7)	—	—	—	(8.7)
Other, primarily intercompany charges	—	9.8	(0.3)	(4.5)	(1.5)	3.5

Income (loss) before income tax	—	(25.4)	14.9	8.8	(4.3)	(6.0)
Income tax expense	—	0.1	—	2.0	(0.2)	1.9

Income (loss) before equity in earnings of unconsolidated subsidiaries		(25.5)	14.9	6.8	(4.1)	(7.9)
Equity in earnings of unconsolidated subsidiaries	(7.9)	17.6	—	—	(9.7)	—

Net income (loss)	$(7.9)	$(7.9)	$14.9	$6.8	$(13.8)	$(7.9)

Predecessor Company Condensed Consolidating Statement of Operations
Six-months Ended June 30, 2002

	DBHI	DBI	Other Guarantors	Non- Guarantors	Eliminations	Total
Net sales	$—	$327.4	$97.2	$296.1	$(96.5)	$624.2
Cost of goods sold	—	188.8	50.0	156.2	(90.3)	304.7

Gross profit	—	138.6	47.2	139.9	(6.2)	319.5
Operating costs and expenses:
Marketing and administrative expenses	—	110.2	6.6	90.3	—	207.1
Research and development expenses	—	25.7	4.0	11.5	—	41.2
Cost reduction programs expense	—	0.4	0.1	1.4	—	1.9
Restructuring expense, net	—	1.8	—	(0.4)	—	1.4

Income from operations	—	0.5	36.5	37.1	(6.2)	67.9
Other (expense) income:
Interest expense	—	(54.6)	—	(11.6)	3.3	(62.9)
Interest income	—	3.0	0.1	1.9	(3.3)	1.7
Balance sheet restructuring costs	—	(12.5)	—	—	—	(12.5)
Other, primarily intercompany charges	—	30.6	(1.4)	(32.2)	(0.9)	(3.9)

Income (loss) before income tax	—	(33.0)	35.2	(4.8)	(7.1)	(9.7)
Income tax expense	—	0.1	—	2.7	(0.2)	2.6

Income before cumulative effect of change in accounting principle and equity in earnings of unconsolidated subsidiaries	—	(33.1)	35.2	(7.5)	(6.9)	(12.3)
Equity in earnings of unconsolidated subsidiaries	7.7	20.8	—	—	(28.5)	—
Cumulative effect of change in accounting principle	—	20.0	—	—	—	20.0

Net income (loss)	$7.7	$7.7	$35.2	$(7.5)	$(35.4)	$7.7

Successor Company Condensed Consolidating Statement of Cash Flows
Six-months Ended June 30, 2003

	DBHI	DBI	Other Guarantors	Non- Guarantors	Eliminations	Total
Operating Activities:
Net income	$25.8	$25.8	$13.8	$11.3	$(50.9)	$25.8
Adjustments to reconcile net income to net cash provided by (utilized for) operating activities:
Equity in earnings of unconsolidated subsidiaries	(25.8)	(2.8)	—	—	28.6	—
Depreciation and amortization expense	—	24.5	5.5	37.5	(1.7)	65.8
Net loss on disposal of fixed assets	—	0.5	0.2	0.9	—	1.6
Stock-based compensation expense	—	1.5	—	—	—	1.5
Deferred income taxes	—	—	—	10.0	—	10.0
Changes in balance sheet items:
Accounts receivable, net	—	2.1	1.7	16.4	—	20.2
Inventories	—	1.2	(1.0)	2.6	—	2.8
Prepaid expenses	—	7.3	(1.2)	(1.5)	—	4.6
Accounts payable	—	(0.4)	0.9	(5.4)	—	(4.9)
Accrued liabilities	—	(26.3)	1.5	2.9	—	(21.9)
Other, net	(1.1)	36.5	(17.3)	(40.1)	24.0	2.0

Net cash flow provided by (utilized for) operating activities	(1.1)	69.9	4.1	34.6	—	107.5

Investing Activities:
Capital expenditures	—	(12.6)	(3.8)	(28.9)	—	(45.3)

Net cash flow utilized for investing activities	—	(12.6)	(3.8)	(28.9)	—	(45.3)

Financing Activities:
Increase in restricted cash	—	—	—	(0.1)	—	(0.1)
Net repayments related to short-term debt	—	—	—	(2.9)	—	(2.9)
Repayments of borrowings under new bank credit facility	—	(20.0)	—	—	—	(20.0)
Proceeds from exercise of stock options	1.1	—	—	—	—	1.1

Net cash flow (utilized for) provided by financing activities	1.1	(20.0)	—	(3.0)	—	(21.9)

Effect of foreign exchange rates on cash	—	—	—	1.9	—	1.9
Net increase in cash and cash equivalents	—	37.3	0.3	4.6	—	42.2
Cash and Cash Equivalents:
Beginning of Period	—	16.3	—	19.2	—	35.5

End of Period	$—	$53.6	$0.3	$23.8	$—	$77.7

Predecessor Company Condensed Consolidating Statement of Cash Flows
Six-months Ended June 30, 2002

	DBHI	DBI	Other Guarantors	Non- Guarantors	Eliminations	Total
Operating Activities:
Net income (loss)	$7.7	$7.7	$35.2	$(7.5)	$(35.4)	$7.7
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in earnings of unconsolidated subsidiaries	(7.7)	(20.8)	—	—	28.5	—
Cumulative effect of change in accounting principle	—	(20.0)	—	—	—	(20.0)
Depreciation and amortization expense	—	23.8	5.5	26.7	—	56.0
Net loss on disposal of fixed assets	—	1.2	1.2	1.4	—	3.8
Stock-based compensation expense	—	0.8	—	—	—	0.8
Deferred income taxes	—	—	—	0.1	—	0.1
Changes in balance sheet items:
Accounts receivable, net	(0.3)	(1.1)	10.9	(32.4)	—	(22.9)
Inventories	—	1.1	4.5	2.8	—	8.4
Prepaid expenses	—	0.7	0.4	(0.8)	—	0.3
Accounts payable	—	(8.4)	—	(10.3)	—	(18.7)
Accrued liabilities	—	3.8	(1.0)	1.7	—	4.5
Other, net	0.3	16.7	(53.2)	41.5	6.9	12.2

Net cash flow provided by operating activities	—	5.5	3.5	23.2	—	32.2

Investing Activities:
Capital expenditures	—	(11.9)	(3.9)	(22.5)	—	(38.3)

Net cash flow utilized for investing activities		(11.9)	(3.9)	(22.5)	—	(38.3)

Financing Activities:
Decrease in restricted cash	—	—	—	1.8	—	1.8
Net repayments related to short-term debt	—	—	—	(4.3)	—	(4.3)
Repayments of borrowings related to former revolving credit facility	—	(4.5)	—	(1.7)	—	(6.2)
Repayments of borrowings related to former bank credit agreement	—	(17.5)	—	—	—	(17.5)

Net cash flow utilized for financing activities		(22.0)		(4.2)		(26.2)

Effect of foreign exchange rates on cash	—			1.9	—	1.9
Net decrease in cash and cash equivalents	—	(28.4)	(0.4)	(1.6)	—	(30.4)
Cash and Cash Equivalents:	—
Beginning of Period	—	67.8	0.4	18.6	—	86.8

End of Period	$—	$39.4	$—	$17.0	$—	$56.4

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

        The Company's 2002 Annual Report on Form 10-K contains management's discussion and analysis of the Company's financial condition and results of operations as of and for the year ended December 31, 2002. The following management's discussion and analysis focuses on material changes since that time and should be read in conjunction with the 2002 Annual Report on Form 10-K. Relevant trends that are reasonably likely to be of a material nature are discussed to the extent known.

        Certain statements included in this discussion are forward-looking, such as statements relating to estimates of operating and capital expenditure requirements, future revenue and operating income levels, cash flow and liquidity. Such forward-looking statements are based on management's current expectations and are subject to a number of risks and uncertainties that could cause actual results in the future to differ significantly from results expressed or implied in any forward-looking statements made by, or on behalf of, the Company. These risks and uncertainties include, but are not limited to, uncertainties relating to global economic and business conditions, governmental and regulatory policies such as healthcare reimbursement policies, and the competitive environment in which the Company operates. These and other risks are discussed in some detail below as well as in our registration statement on Form S-1 dated April 11, 2003 filed by the Company with the Securities and Exchange Commission.

Results of Operations

        We derive substantially all our revenue from manufacturing and marketing IVD products and services. We are organized functionally and have three reporting segments: Global Customer Management ("GCM")-North America, GCM-International and Global Operations. GCM-North America and GCM-International are our sales and service organizations. For our reporting purposes, North America includes the United States and Canada. International includes sales and service results from all other countries. The gross profit margin for the two GCM segments are not materially different. Global Operations primarily includes all manufacturing and research and development activities, and accordingly does not recognize significant revenues. Global Operations functions as a cost center; consequently a discussion of gross profit for each individual operating segment would not be meaningful. Generally, Global Operations does not incur a material amount of our marketing and administrative expense, but is responsible for virtually all research and development expense. Restructuring charges and certain other expenses, such as income taxes, general corporate expenses and financing costs, are not allocated to the operating segments.

Bankruptcy Proceedings

        Greater detail of the following discussion can be found in our 2002 Annual Report on Form 10-K.

        On August 1, 2002, Dade Behring Holdings, Inc. and certain of its wholly-owned direct and indirect domestic subsidiaries: Dade Behring Inc., Dade MicroScan Inc., Dade Finance, Inc., Syva Diagnostics Holding Co., Syva Childcare Inc., Syva Company, and Chimera Research & Chemical, Inc. filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code, as amended, with the United States Bankruptcy Court for the Northern District of Illinois. We collectively refer to the companies party to the bankruptcy proceedings as the "Debtors." On August 1, 2002, the Debtors filed their Disclosure Statement for their Joint Chapter 11 Plan of Reorganization, which we call the Plan of Reorganization. No other subsidiaries of Dade Behring Holdings, Inc. filed for relief under the United States Bankruptcy Code.

        The Bankruptcy Court confirmed the Plan of Reorganization on September 18, 2002 and the Plan became effective on October 3, 2002. The Plan of Reorganization allowed the Debtors to emerge from bankruptcy with an improved capital structure and, because the Debtors were allowed to continue paying their trade debt on a timely basis during the pendency of the Chapter 11 cases, they had sufficient trade credit to continue their operations in the ordinary course of business. On the effective date of the Plan of Reorganization, Dade Behring Inc. entered into new credit facilities. See "Liquidity and Capital Resources—Credit Facilities" below for further discussion.

        As a result of the Plan of Reorganization, significant changes resulted to our capital structure. Although the Plan of Reorganization became effective on October 3, 2002, for financial reporting convenience purposes, we recorded the adjustments necessitated by SOP 90-7 on October 1, 2002. As a result of our emergence from Chapter 11 bankruptcy and the application of fresh-start reporting, our consolidated financial statements for the periods commencing on October 2, 2002 are referred to as the "Successor Company" and are not comparable with any periods prior to October 1, 2002, which are referred to as the "Predecessor Company." The effects of fresh-start reporting and new accounting pronouncements have materially changed the amounts previously recorded in our Predecessor Company's consolidated financial statements. All references to periods ended June 30, 2002 are to the Predecessor Company. All references to periods ended June 30, 2003 are to the Successor Company.

        The Plan of Reorganization and associated new senior credit agreement and capital structure provided for the following:

  •
  A restructuring of our debt occurred that reduced the principal amount of our outstanding indebtedness (excluding short-term debt under non-U.S. credit lines) by approximately $678.2 million and converted that debt into equity. This was accomplished by retiring then existing senior debt and 11 1/8% senior subordinated notes, issuing approximately 40,000,000 shares of new common stock (65,000,000 shares are authorized), and replacing the old debt with the new debt described below. The new common stock was issued to the holders of the then existing senior debt, senior subordinated notes and management.

  •
  All preferred and common stock existing prior to the filing, as well as all options, warrants, and rights to purchase or otherwise receive common stock existing prior to the filing were cancelled.

  •
  Management incentive plans were established that provided for issuing new common stock and granting new stock option awards to employees, which are described in the notes to the December 31, 2002 consolidated financial statements included in the Company's 2002 Annual Report on Form 10-K.

  •
  A new senior revolving credit facility in the amount of $125 million and a new senior term loan facility of $450 million (both of which include the ability to borrow in Euros) were established (collectively the "Emergence Facility"). New 11.91% senior subordinated notes of $315.3 million were also issued.

        Additionally, as part of the Plan of Reorganization, all equity instruments existing prior to our filing for bankruptcy were cancelled and new equity was issued. Approximately 99% of the new equity was issued to creditors who were not previously equity holders.

Successor Company Quarter Ended June 30, 2003 Compared to Predecessor Company Quarter Ended June 30, 2002

        In order to provide a meaningful basis of comparing the quarters ended June 30, 2003 and 2002, for purposes of the following discussion, the operating results of the Successor Company for the quarter ended June 30, 2003 are compared to the Predecessor Company for the quarter ended June 30, 2002. Changes to our capital structure and the adoption of fresh-start reporting primarily affects depreciation, amortization and interest expenses.

        In the discussion below, we make comparisons on a "constant currency" basis, which is not a U.S. GAAP defined measure. We believe this measure provides for a meaningful analysis of the underlying activity, since it eliminates the effect of changes in foreign currency exchange rates. When making comparisons on a constant currency basis, we have calculated the change by comparing the applicable reported current year amount to the corresponding amount from the prior year in local currency translated at the foreign currency exchange rates for the current year. "Constant currency" as defined or presented by us may not be comparable to similarly titled measures reported by other companies.

        Net Sales.    Net sales for the quarter ended June 30, 2003 totaled $361.7 million as compared to $318.0 million in the corresponding prior year quarter.

        Sales for each segment were as follows (in millions):

	Quarter Ended
	June 30, 2003	June 30, 2002	% Change
GCM-North America	$174.5	$161.8	7.8%
GCM-International	184.6	155.1	19.0%
Global Operations	2.6	1.1	136.4%

Total	$361.7	$318.0	13.7%

        Adjusting for favorable impact of foreign currency rate changes of $26.4 million, 2003 sales increased $17.3 million or 5.0% for the quarter. On a constant currency basis, sales increased $12.1 million or 7.5% in GCM-North America, and $3.9 million or 2.2% across GCM-International locations. The increase on a constant currency basis can be attributed in part to a $19.9 million or 9.4% increase in core chemistry sales primarily driven by Dimension® product sales globally. During the quarter, the successful launch of the Dimension® RxL Max and higher placements of Dimension® Xpand™ contributed to the growth. The growth can also be attributed to a $1.8 million or 3.1% increase in hemostasis product sales with the strongest growth at international locations, a $1.7 million or 5.0% increase in microbiology product sales, offset by a $1.4 million or 6.8% decrease in infectious disease product sales and a $4.7 million or 22.0% decrease in sales of mature products across all segments. We define mature products as those products and services that we do not consider to be part of our core strategy and as a result, they are expected to have declining sales over time.

        The installed base of instruments placed with customers grew approximately 1.0% compared to the installed base at March 31, 2003. Growth in the instrument installed base of a product line contributes to the sales growth of the corresponding reagents, consumables and service. Growth in the installed base of instruments for Dimension® RxL, RxLMax™, and Xpand™ has driven much of the sales growth seen in our Dimension® products. Gains in the Hemostasis installed base have been driven by successes in CA-1500, CA-500, and PFA-100 instrument placements. For Microbiology, new installations of our AutoScan® and Walkaway® series of instruments continue to drive growth while the BEP®III and BEP 2000 instruments have been the primary contributors of installed base growth for the Infectious Disease product line. Improved method penetration, which results from utilizing an existing instrument base for additional tests, combined with the growth in higher priced, specialty reagents, have further contributed to our sales growth.

        Gross Profit.    Gross profit for the quarter ended June 30, 2003 increased $31.0 million to $192.5 million as compared to $161.5 million in the corresponding prior year period. On a constant currency basis gross profit increased $16.8 million. The increase is attributable primarily to higher sales. Gross profit was negatively impacted by an increase of $1.6 million in depreciation and amortization charges related to the implementation of fresh-start reporting. Gross profit margin for the quarter ended June 30, 2003 was 53.2% as compared to 50.8% in the corresponding prior year period. The 2.4 percentage point margin improvement is attributable primarily to the favorable mix of product sales, cost reduction initiatives and favorable currency changes offset by the above mentioned impact of fresh-start reporting.

        Marketing and Administrative Expense.    Marketing and administrative expense for the quarter ended June 30, 2003 increased $12.9 million to $121.0 million, or 33.5% of sales, as compared to $108.1 million, or 34.0% of sales, in the prior year period. The increase in expense was attributable primarily to $8.0 million related to changes in foreign currency exchange rates, $1.3 million of incremental depreciation and amortization related to the creation of certain intangible assets and changes in fixed asset values and lives under fresh-start reporting and increased costs related to marketing and communication initiatives.

        Research and Development Expense.    Research and development expense for the quarter ended June 30, 2003 totaled $30.5 million (8.4% of sales) and was 36.2% higher than the prior year. On a constant currency basis, research and development expense increased $6.4 million or 26.6% over the corresponding prior year period. We expect spending levels to remain approximately 8%—9% of sales and above prior year levels as we increase investments in new product development, such as the next generation Dimension® Vista™ instrument and new assays for all product lines.

        Cost Reduction Programs Expense.    In connection with cost reduction programs previously initiated, we recognized $0.9 million of expenses during the quarter ended June 30, 2002 that did not qualify for treatment as exit costs under Emerging Issues Task Force Issue No. 94-3. No such expenses were incurred in 2003.

        Restructuring Expense, net.    We recorded $0.5 million, net of restructuring reserve reversals during the quarter ended June 30, 2002. This related to an extension of the cost reduction programs approved in 2000 and 2001. No such expenses or reversals were recorded in 2003.

        Income from Operations.    Income from operations for the quarter ended June 30, 2003 increased $10.4 million to $41.0 million compared to $30.6 million in the prior year. The increase in income from operations for the quarter ended June 30, 2003 is due primarily to the impacts of improved gross profit, and lower cost reduction and restructuring expenses, offset by increased research and development spending and higher marketing and administrative expenses.

        Interest Expense.    Interest expense for the quarter ended June 30, 2003 totaled $20.5 million, a $11.7 million reduction over the corresponding prior year period. These changes are primarily due to lower interest rates and borrowing levels.

        Balance Sheet Restructuring Costs.    Balance sheet restructuring costs represent all incremental professional and bank fees associated with the reorganization of the Company's balance sheet incurred prior to the bankruptcy filing on August 1, 2002. Balance sheet restructuring costs for the quarter ended June 30, 2002 were $8.7 million. After August 1, 2002, these costs were classified as reorganization costs. No such costs were incurred in 2003.

        Income Taxes.    An income tax expense of $8.2 million, representing an effective rate of 35.3%, was recorded in the quarter ended June 30, 2003, as compared to $1.9 million, representing an effective tax rate of negative 31.7%, in the quarter ended June 30, 2002. The recording of valuation allowances had an unfavorable impact on the effective tax rate for the quarter ended June 30, 2003. The negative effective tax rate for the quarter ended June 30, 2002 is attributable to the recording of valuation allowances.

        Net Income.    The net income for the quarter ended June 30, 2003 was $15.0 million as compared to a net loss of $7.9 million in the prior year, an increase of $22.9 million. The increase in net income is due to higher income from operations, lower interest expense and balance sheet restructuring costs, offset by higher income tax expense.

Successor Company Six-Months Ended June 30, 2003 Compared to Predecessor Company Six-Months Ended June 30, 2002

        In order to provide a meaningful basis of comparing the six-months ended June 30, 2003 and 2002, for purposes of the following discussion, the operating results of the Successor Company for the six-months ended June 30, 2003 are compared to the Predecessor Company for the six-months ended June 30, 2002. Changes to our capital structure and the adoption of fresh-start reporting primarily affects depreciation, amortization and interest expenses.

        In the discussion below, we make comparisons on a "constant currency" basis, which is not a U.S. GAAP defined measure. We believe this measure provides for a meaningful analysis of the underlying activity since it eliminates the effect of changes in foreign currency exchange rates. When making comparisons on a constant currency basis, we have calculated the change by comparing the applicable reported current year amount to the corresponding amount from the prior year in local currency translated at the foreign currency exchange rates for the current year. "Constant currency" as defined or presented by us may not be comparable to similarly titled measures reported by other companies.

        Net Sales.    Net sales for the six-months ended June 30, 2003 totaled $704.4 million as compared to $624.2 million in the corresponding prior year period.

        Sales for each segment were as follows (in millions):

	Six-Months Ended
	June 30, 2003	June 30, 2002	% Change
GCM-North America	$341.4	$324.1	5.3%
GCM-International	358.0	297.9	20.2%
Global Operations	5.0	2.2	127.3%

Total	$704.4	$624.2	12.8%

        Adjusting for favorable impact of foreign currency rate changes of $50.2 million, 2003 sales increased $30.0 million or 4.4% for the six-months. On a constant currency basis, sales increased $16.5 million or 5.1% in GCM-North America, and $11.1 million or 3.2% across GCM-International locations. The increase on a constant currency basis can be primarily attributed to a $30.4 million or 7.3% increase in core chemistry sales primarily driven by Dimension® product sales globally, a $4.1 million or 3.6% increase in hemostasis product sales with the strongest growth in North America, a $4.0 million or 6.4% increase in microbiology product sales, offset by a $0.6 million or 1.6% decrease in infectious disease product sales and an $8.0 million or 18.7% decrease in sales of mature products across all segments. We define mature products as those products and services that we do not consider to be part of our core strategy and as a result, they are expected to have declining sales over time.

        The installed base of instruments placed with customers grew approximately 2.3% during the first six-months of 2003. Growth in the instrument installed base of a product line contributes to the sales growth of the corresponding reagents, consumables and service. Growth in the installed base of instruments for Dimension® RxL and Dimension® Xpand™ has driven much of the sales growth seen in our Dimension® products. Gains in the Hemostasis installed base have been driven by successes in CA-1500, CA-500, and PFA-100 instrument placements. For Microbiology, new installations of our AutoScan® and Walkaway® series of instruments continue to drive growth while the BEP®III and BEP 2000 instruments have been the primary contributors of installed base growth for the Infectious Disease product line. Improved method penetration, which results from utilizing an existing instrument base for additional tests, combined with the growth in higher priced, specialty reagents, have further contributed to our sales growth.

        Gross Profit.    Gross profit for the six-months ended June 30, 2003 increased $51.8 million to $371.3 million as compared to $319.5 million in the corresponding prior year period. On a constant currency basis gross profit increased $24.3 million. The increase is attributable primarily to higher sales. Gross profit was negatively impacted by an increase of $3.3 million in depreciation and amortization charges related to the implementation of fresh-start reporting. Gross profit margin for the six-months ended June 30, 2003 was 52.7% as compared to 51.2% in the corresponding prior year period. The 1.5 percentage point margin improvement is attributable primarily to favorable product mix, cost reduction initiatives at our manufacturing sites and favorable currency changes offset by the above mentioned impact of fresh-start reporting.

        Marketing and Administrative Expense.    Marketing and administrative expense for the six-months ended June 30, 2003 increased $27.5 million to $234.6 million, or 33.3% of sales, as compared to $207.1 million, or 33.2% of sales, in the prior year period. The increase in expense was attributable primarily to $15.3 million related to changes in foreign currency exchange rates, $2.7 million of incremental depreciation and amortization related to the creation of certain intangible assets and changes in fixed asset values and lives under fresh-start reporting, costs associated with SEC filings, our listing on the NASDAQ National Market, and other on-going public company costs, and a difference in the phasing of marketing costs relative to the first quarter of 2002.

        Research and Development Expense.    Research and development expense for the six-months ended June 30, 2003 totaled $56.3 million (8.0% of sales) and was 36.7% higher than the prior year. On a constant currency basis, research and development expense increased $12.7 million or 29.1% over the corresponding prior year period. We expect spending to continue to remain above prior year levels as we increase investments in new product development, such as the next generation Dimension® Vista™instrument and new assays for all product lines.

        Cost Reduction Programs Expense.    In connection with cost reduction programs previously initiated, we recognized $1.9 million of expenses during the six-months ended June 30, 2002 that did not qualify for treatment as exit costs under Emerging Issues Task Force Issue No. 94-3. No such expenses were incurred in 2003.

        Restructuring Expense.    We recognized $1.4 million of restructuring expense during the six-months ended June 30, 2002. This amount related to an extension of the cost reduction programs approved in 2000 and 2001. No such expenses were incurred in 2003.

        Income from Operations.    Income from operations for the six-months ended June 30, 2003 increased $12.5 million to $80.4 million compared to $67.9 million in the prior year. The increase in income from operations for the six-months ended June 30, 2003 is due primarily to the impacts of improved gross profit, and lower cost reduction and restructuring expenses, offset by increased research and development spending and higher marketing and administrative expenses.

        Interest Expense.    Interest expense for the six-months ended June 30, 2003 totaled $40.4 million, a $22.5 million reduction over the corresponding prior year period. These changes are primarily due to lower interest rates and borrowing levels.

        Balance Sheet Restructuring Costs.    Balance sheet restructuring costs represent all incremental professional and bank fees associated with the reorganization of the Company's balance sheet incurred prior to the bankruptcy filing on August 1, 2002. Balance sheet restructuring costs for the six-months ended June 30, 2002 were $12.5 million. After August 1, 2002, these costs were classified as reorganization costs. No such costs were incurred in 2003.

        Income Taxes.    An income tax expense of $15.0 million, representing an effective rate of 36.8%, was recorded in the six-months ended June 30, 2003, as compared to $2.6 million, representing an effective tax rate of negative 26.8%, in the six-months ended June 30, 2002. The recording of valuation allowances had a negative impact on the effective tax rate for the six-months ended June 30, 2003. The negative effective tax rate for the six-months ended June 30, 2002 is attributable to the recording of valuation allowances.

        Cumulative Effect of Change in Accounting Principle.    In accordance with SFAS No. 141, we wrote off negative goodwill and recognized a $20.0 million gain as of January 1, 2002.

        Net Income.    The net income for the six-months ended June 30, 2003 was $25.8 million as compared to $7.7 million in the prior year, an increase of $18.1 million. Excluding the gain recognized in the first quarter of 2002 associated with the cumulative effect of change in accounting principle, net income increased $38.1 million, due to increased income from operations, lower interest expense and balance sheet restructuring costs, offset by higher income tax expense.

Liquidity and Capital Resources

        In order to provide a meaningful basis of comparing the quarters and six-months ended June 30, 2003 and 2002, for purposes of the following discussion, the cash flows of the Successor Company have been compared to the cash flows of the Predecessor Company.

        For the six-months ended June 30, 2003, operating activities provided cash of $107.5 million compared to $32.2 million for the six-months ended June 30, 2002. The increase is primarily due to increased income from operations, lower interest expense and balance sheet restructuring costs, offset by higher income tax expense, the increase in income before cumulative effect of change in accounting principle and improvements in working capital, specifically from the factoring of accounts receivable and improvements in the collection of accounts receivable.

        Net cash flow used for investing activities for the six-months ended June 30, 2003 is $45.3 compared to $38.3 million for the six-months ended June 30, 2002. All investing cash flows are for capital expenditures and the increase in 2003 as compared to 2002 is due primarily to an increase in the use of capital for product development and production activities and, to a lesser extent, for placing our instruments at customers' facilities.

        Financing activities for the six-months ended June 30, 2003 used net cash of $21.9 million, versus $26.2 million for the six-months ended June 30, 2002. The decrease was primarily due to lower repayments on borrowings in 2003.

        Net debt, which we define as short- and long-term debt less cash and cash equivalents and restricted cash, decreased from $728.4 million at December 31, 2002 to $664.2 million at June 30, 2003. This decrease is primarily attributable to having generated $107.5 million of cash flow from operations, which included $35.3 million of incremental draws under accounts receivable factoring facilities, offset by $45.3 million of capital expenditures. During 2003, we made prepayments on our bank debt of $20.0 million during the second quarter and $35.2 million during August.

Recent Accounting Developments

        FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), was issued in November 2002. The initial recognition and measurement provisions of this new standard, which require a guarantor to recognize a liability at inception of a guarantee at fair value, are effective on a prospective basis to guarantees issued or modified on or after January 1, 2003. The disclosure provisions, which increase the required disclosures relating to guarantees, were adopted in our consolidated financial statements as of December 31, 2002. The adoption of FIN 45 did not have a material impact on our consolidated financial statements. The nature and amount of future transactions could have a material impact on future consolidated financial statements.

        FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), was issued in January 2003. FIN 46 defines variable interest entities ("VIE's") and requires that the assets, liabilities, non-controlling interests, and results of activities of a VIE be consolidated if certain conditions are met. For VIE's created on or after January 31, 2003, the guidance will be applied immediately; however, we have not created any VIE's. For VIE's created before that date, the guidance will be applied at the beginning of the third quarter of 2003. The new rules may be applied prospectively with a cumulative-effect adjustment as of the beginning of the period in which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. As the Company does not have any VIE's, FIN 46 does not currently have an effect on the Company's consolidated financial statements.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after that date. The provisions of SFAS No. 149 should be applied prospectively. We are in the process of evaluating the potential effect of this recently issued accounting pronouncement on our future consolidated financial statements.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

        The Company's 2002 Annual Report on Form 10-K contains quantitative and qualitative disclosures about market risk as of and for the year ended December 31, 2002. No material changes in the Company's market risk have occurred since December 31, 2002.

ITEM 4. CONTROLS AND PROCEDURES.

        (a)   Evaluation of Disclosure Controls and Procedures.    Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as defined by Rules 13a-14(c) and 15d-14(c) of the Securities and Exchange Act of 1934, as amended. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this quarterly report, our disclosure controls and procedures were effective to ensure that information we are required to disclose in our filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information we are required to disclose in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. It should be noted, however, that the design of any system of controls is limited in its ability to detect errors, and there can therefore be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

        (b)   Changes to Internal Controls and Procedures for Financial Reporting.    During the period covered by this quarterly report, there have been no changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

PART II

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

  (a)
  In accordance with the Corporation's notice and proxy statement dated April 25, 2003, the matters set forth in the paragraphs below were submitted to a vote of stockholders at its May 28, 2003 annual meeting of stockholders

  (b)
  The three director-nominees who received the highest vote totals, who were each elected to a three-year term of office, and whose terms in office will expire in 2006 were: James Reid-Anderson, Jeffrey D. Benjamin and Alan S. Cooper. The directors whose terms of office continued after the annual meeting of stockholders were: N. Leigh Anderson, Ph.D, James G. Andress, Bradley G. Pattelli and Richard W. Roedel.

	Votes For	Votes Withheld or Against	Abstentions and Broker Non-Votes
Election of Directors
James Reid-Anderson	37,876,857	8,595	0
Jeffrey D. Benjamin	37,885,452	0	0
Alan S. Cooper	37,885,452	0	0
  (c)
  The following proposal was recommended by the Corporation's Board of Directors and was approved by a majority of the shares voted.

	Votes For	Votes Withheld or Against	Abstentions and Broker Non-Votes
Approve the Amendment of the Corporation's Certificate of Incorporation to increase the number of authorized shares	21,267,021	66,219	16,552,212
  (d)
  The following proposal was recommended by the Corporation's Board of Directors and was approved by a majority of the shares voted.

	Votes For	Votes Withheld or Against	Abstentions and Broker Non-Votes
Approval of the Dade Behring Nonemployee Directors' Deferred Stock Compensation Plan	37,532,826	87,783	264,843
  (e)
  The following proposal was recommended by the Corporation's Board of Directors and was approved by a majority of the shares voted.

	Votes For	Votes Withheld or Against	Abstentions and Broker Non-Votes
Approval of the Dade Behring Employee Stock Purchase Plan	37,602,809	17,800	264,843

ITEM 6.    EXHIBITS AND REPORTS ON FORM 8-K.

  (a)
  Exhibits

  3.1
  Fourth Amended and Restated Certificate of Incorporation of Dade Behring Holdings, Inc.

  31.1
  Certification of James W.P. Reid-Anderson, Chairman, President and Chief Executive Officer, pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

  31.2
  Certification of John M. Duffey, Senior Vice President and Chief Financial Officer, pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

  32.1
  Certification of James W.P. Reid-Anderson, Chairman, President and Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

  32.2
  Certification of John M. Duffey, Senior Vice President and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

  (b)
  Reports on Form 8-K during the quarter ended June 30, 2003.

    On May 12, 2003, Dade Behring Holdings, Inc. furnished a Current Report on Securities and Exchange Commission Form 8-K reporting the press release issued by Dade Behring Holdings, Inc. that reported the results of operations for the first quarter of 2003.

SIGNATURE

        Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DADE BEHRING HOLDINGS, INC.
	By:	/s/ JOHN M. DUFFEY John M. Duffey Senior Vice President and Chief Financial Officer
August 13, 2003

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT TITLE
3.1	Fourth Amended and Restated Certificate of Incorporation of Dade Behring Holdings, Inc.
31.1
Certification of James W.P. Reid-Anderson, Chairman, President and Chief Executive Officer, pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2
Certification of John M. Duffey, Senior Vice President and Chief Financial Officer, pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of James W.P. Reid-Anderson, Chairman, President and Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of John M. Duffey, Senior Vice President and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 3.1

FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

DADE BEHRING HOLDINGS, INC.

        The name of the corporation is Dade Behring Holdings, Inc., and the original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on September 23, 1994; an Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 19, 1994; and a Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on September 30, 1997. The Second Amended and Restated Certificate of Incorporation of the corporation is hereby amended and restated to read in its entirety as follows:

ARTICLE ONE

        The name of the corporation is Dade Behring Holdings, Inc.

ARTICLE TWO

        The address of the corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE THREE

        The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE FOUR

        (1)   The total number of shares of all classes of stock which the corporation shall have authority to issue is 65,065,000, consisting of (1) 65,000,000 shares of Common Stock, par value $.01 per share, and (2) 65,000 shares of Preferred Stock, par value $.01 per share. The number of authorized shares of any of the Preferred Stock or the Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware (or any successor provision thereto), and no vote of the holders of any of the Preferred Stock or the Common Stock voting separately as a class shall be required therefor.

        (2)   The Board of Directors is hereby expressly authorized, by resolution or resolutions, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

        (3)   (a) Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Common

Stock, as such, shall not be entitled to vote on any amendment to this Third Amended and Restated Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Third Amended and Restated Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the General Corporation Law of the State of Delaware.

        (b)   Except as otherwise required by law, holders of a series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Third Amended and Restated Certificate of Incorporation (including any certificate of designations relating to such series).

        (c)   Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Common Stock with respect to the payment of dividends, dividends may be declared and paid on the Common Stock at such times and in such amounts as the Board of Directors in its discretion shall determine.

        (d)   Upon the dissolution, liquidation or winding up of the corporation, subject to the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Common Stock with respect to the distribution of assets of the corporation upon such dissolution, liquidation or winding up of the corporation, the holders of the Common Stock, as such, shall be entitled to receive the assets of the corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them.

ARTICLE FIVE

        The Board of Directors shall be authorized to make, amend, alter, change, add to or repeal the By-Laws of the corporation in any manner not inconsistent with the laws of the State of Delaware, subject to the power of the stockholders to amend, alter, change, add to or repeal the By-Laws made by the Board of Directors. Notwithstanding anything contained in this Third Amended and Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80 percent in voting power of all the shares of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required in order for the stockholders to alter, amend or repeal any provision of the By-Laws which is to the same effect as this Article Five or Article Six, Article Eight or Article Ten of this Third Amended and Restated Certificate of Incorporation or to adopt any provision inconsistent therewith.

ARTICLE SIX

        (1)   To the fullest extent permitted by the laws of the State of Delaware (as hereinafter amended, but only to the extent any such amendment provides for broader indemnification rights or as a matter of law cannot be disregarded for purposes of this Article Six): (a) The corporation shall indemnify and hold harmless any person (and such person's heirs, executors or administrators) who was or is a party or is threatened to be made a party to or is otherwise involved in (including as a witness) any threatened, pending or completed action, suit or proceeding (brought in the right of the corporation or otherwise), whether civil, criminal, administrative or investigative, and whether formal or informal, including appeals, by reason of the fact that such person is or was a director or officer of the corporation or, if a director or officer of the corporation, by reason of the fact that such person is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an

2

official capacity as a director or officer or in any other capacity while serving as a director or officer, for and against all expenses (including attorneys' fees), judgments, fines, liabilities, losses, fees, taxes, penalties and amounts paid in settlement actually and reasonably incurred by such person or such heirs, executors or administrators in connection with such action, suit or proceeding, including appeals. Notwithstanding the preceding sentence, the corporation shall be required to indemnify a person described in such sentence in connection with any action, suit or proceeding (or part thereof) commenced by such person only if the commencement of such action, suit or proceeding (or part thereof) by such person was authorized by the Board of Directors of the corporation. The corporation may indemnify any person (and such person's heirs, executors or administrators) who was or is a party or is threatened to be made a party to or is otherwise involved in (including involvement as a witness) any threatened, pending or completed action, suit or proceeding (brought in the right of the corporation or otherwise), whether civil, criminal, administrative or investigative, and whether formal or informal, including appeals, by reason of the fact that such person is or was an employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, for and against all expenses (including attorneys' fees), judgments, fines, liabilities, losses, fees, taxes, penalties and amounts paid in settlement actually and reasonably incurred by such person or such heirs, executors or administrators in connection with such action, suit or proceeding, including appeals.

        (b)   The corporation shall promptly pay or advance expenses incurred by (i) any person whom the corporation is obligated to indemnify pursuant to the first sentence of subsection (a) of this Article Six, Section 1 or (ii) any person whom the corporation has determined to indemnify pursuant to the third sentence of subsection (a) of this Article Six, Section 1, in defending any action, suit or proceeding in advance of the final disposition of such action, suit or proceeding, including appeals, upon presentation of appropriate documentation.

        (c)   Any indemnification of any indemnified person under subsection (a) of Section 1 of this Article Six, or payment or advance of expenses under subsection (b) of Section 1 of this Article Six, shall be made promptly, and in any event within 30 days, upon the written request of the indemnified person. If a determination (as defined in the General Corporation Law of the State of Delaware) by the corporation that a director or officer of the corporation is entitled to indemnification pursuant to this Article Six is required, and the corporation fails to respond within sixty days to a written request for indemnity, the corporation shall be deemed to have approved the request. If the corporation denies a written request by an indemnified person for indemnification or advancing of expenses, in whole or in part, or if payment in full pursuant to such request is not made within 30 days, the right to indemnification or payments or advances as granted by this Article Six shall be enforceable by the indemnified person in any court of competent jurisdiction. Such indemnified person's costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be indemnified by the corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to the corporation) that the indemnified person has not met the standards of conduct which make it permissible under the General Corporation Law of the State of Delaware for the corporation to indemnify the indemnified person for the amount claimed, but the burden of such defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the indemnified person is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnified person has

3

not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the indemnified person has not met the applicable standard of conduct.

        (d)   The rights to indemnification and the payment or advancement of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article Six shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Third Amended and Restated Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

        (e)   The corporation may purchase and maintain insurance on its own behalf and on behalf of any person described in subsection (a) of this Article Six, Section (1) against any liability, expense or loss asserted against such person, whether or not the corporation would have the power to indemnify such person against such liability, expense or loss under the provisions of this Article Six, Section (1), the General Corporation Law of the State of Delaware or otherwise.

        (f)    The provisions of this Article Six shall be applicable to all actions, claims, suits or proceedings made or commenced after the adoption hereof, whether arising from acts or omissions to act occurring before or after its adoption. If any provision of this Article Six shall be found to be invalid or limited in application by reason of any law or regulation, it shall not affect the validity of the remaining provisions hereof. The rights of indemnification provided in this Article Six shall neither be exclusive of, nor be deemed in limitation of, any rights to which an officer, director, employee or agent may otherwise be entitled or permitted by contract, this Third Amended and Restated Certificate of Incorporation, vote of stockholders or directors or otherwise, or as a matter of law, both as to actions in such person's official capacity and actions in any other capacity while holding such office, it being the policy of the corporation that indemnification of any person whom the corporation is obligated to indemnify pursuant to the first sentence of subsection (a) of this Article Six, Section 1 shall be made to the fullest extent permitted by law.

        (g)   For purposes of this Article Six, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants, or beneficiaries.

        (h)   The provisions of this Article Six shall be deemed to be a contract right between the corporation and each director or officer who serves in any such capacity at any time while this Article Six and the relevant provisions of the General Corporation Law of the State of Delaware or any other applicable law are in effect, and any repeal or modification of this Article Six or any such law shall not affect any rights or obligations then existing with respect to any state of facts or action, suit or proceeding then or theretofore existing or any action, suit or proceeding thereafter brought or threatened based in whole or in part on any such state of facts. Persons who after the date of the adoption of this Article Six become or remain directors or officers of the corporation or who, while a director or officer of the corporation, become or remain a director, officer, employee, fiduciary, partner, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise at the request of the corporation, shall be conclusively presumed to have relied on the rights to indemnity, payment or advance of expenses and other rights contained in this Article Six in entering and continuing in such service. The rights to indemnification and to the payment or advance of expenses conferred in this Article Six shall apply to claims made against an indemnitee arising out of acts or omissions which occurred or occur both prior and subsequent to the adoption hereof.

        (i)    For purposes of this Article Six, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had

4

power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee, fiduciary, partner, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article Six with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

        (2)   A director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

ARTICLE SEVEN

        Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws of the corporation may provide. The books of the corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the corporation. Election of directors need not be by written ballot unless the By-Laws of the corporation so provide.

ARTICLE EIGHT

        (1)   The business and affairs of the corporation shall be managed by or under the direction of a Board of Directors consisting of not less than three directors, the exact number of directors initially to be seven and thereafter to be determined from time to time by resolution adopted by affirmative vote of a majority of the Board of Directors. The directors shall be divided into three classes designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. Class I directors shall be originally elected for a term expiring at the succeeding annual meeting of stockholders, Class II directors shall be originally elected for a term expiring at the second succeeding annual meeting of stockholders, and Class III directors shall be originally elected for a term expiring at the third succeeding annual meeting of stockholders. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting shall be elected for a term expiring at the third succeeding annual meeting. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove or shorten the term of any incumbent director. A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Any newly created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring in the Board of Directors may be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If any applicable provision of the General Corporation Law of the State of Delaware expressly confers power on stockholders to fill such a directorship at a special meeting of stockholders, such a directorship may be filled at such meeting only by the affirmative vote of at least 80 percent of the voting power of all shares of the corporation entitled to vote generally in the election of directors voting as a single class. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his

5

predecessor. Directors may be removed only for cause by the affirmative vote of the holders of a majority in voting power of all shares of the corporation entitled to vote generally in the election of directors, voting as a single class.

        (2)   Notwithstanding the foregoing, whenever the holders of any one or more series of Preferred Stock or Common Stock issued by the corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal, filling of vacancies and other features of such directorships shall be governed by the terms of this Third Amended and Restated Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock or Common Stock) applicable thereto, and such directors so elected shall not be divided into classes pursuant to this Article Eight unless expressly provided by such terms.

ARTICLE NINE

        The corporation expressly elects to be governed by Section 203 of the General Corporation Law of the State of Delaware.

ARTICLE TEN

        Any action required or permitted to be taken by holders of Common Stock of the corporation must be effected at a duly called annual or special meeting of holders of Common Stock of the corporation and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of stockholders of the corporation may be called only by the Chief Executive Officer of the corporation or by the Board of Directors pursuant to a resolution approved by the Board of Directors.

ARTICLE ELEVEN

        Notwithstanding anything contained in this Third Amended and Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80 percent in voting power of all the shares of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Article Five, Article Six, Article Eight, Article Ten or this Article Eleven or to adopt any provision inconsistent therewith.

6

EXHIBIT 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

        I, James W.P. Reid-Anderson, certify that:

        1.     I have reviewed this quarterly report on Form 10-Q of Dade Behring Holdings, Inc.;

        2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

        3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

        4.     The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d—15(f)) for the registrant and have:

          a)    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

          b)    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

          c)     Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

          d)    Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

        5.     The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

          a)    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

          b)    Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 13, 2003	/s/ JAMES W.P. REID-ANDERSON James W.P. Reid-Anderson Chairman of the Board, President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

        I, John M. Duffey, certify that:

        1.     I have reviewed this quarterly report on Form 10-Q of Dade Behring Holdings, Inc.;

        2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

        3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

        4.     The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d—15(f)) for the registrant and have:

          a)    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

          b)    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

          c)     Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

          d)    Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

        5.     The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

          a)    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

          b)    Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 13, 2003	/s/ JOHN M. DUFFEY Senior Vice President and Chief Financial Officer

EXHIBIT 32.1

CERTIFICATE OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. 1350)

        The undersigned, James W.P. Reid-Anderson, Chairman of the Board of Directors, President and Chief Executive Officer of Dade Behring Holdings, Inc. (the "Company") has executed this certification in connection with the filing with the Securities and Exchange Commission of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 (the "Report").

        The undersigned hereby certifies that to his knowledge:

1.
The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and

2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

        IN WITNESS WHEREOF, the undersigned has executed this certification as of the 13th day of August, 2003.

/s/ JAMES W.P. REID-ANDERSON James W.P. Reid-Anderson Chairman of the Board of Directors, President and Chief Executive Officer

        This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Exchange Act.

        A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATE OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. 1350)

        The undersigned, John M. Duffey, Senior Vice President and Chief Financial Officer of Dade Behring Holdings, Inc. (the "Company") has executed this certification in connection with the filing with the Securities and Exchange Commission of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 (the "Report").

        The undersigned hereby certifies that to his knowledge:

1.
The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and

2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

        IN WITNESS WHEREOF, the undersigned has executed this certification as of the 13th day of August, 2003.

/s/ JOHN M. DUFFEY John M. Duffey Senior Vice President and Chief Financial Officer

        This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Exchange Act.

        A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

QuickLinks

APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS
DADE BEHRING HOLDINGS, INC. JUNE 30, 2003 FORM 10-Q—TABLE OF CONTENTS
  PART I
  ITEM 1. FINANCIAL STATEMENTS.
Dade Behring Holdings, Inc. Condensed Consolidated Balance Sheets
Dade Behring Holdings, Inc. Condensed Consolidated Statements of Operations and Comprehensive Income
Dade Behring Holdings, Inc. Condensed Consolidated Statements of Operations and Comprehensive Income
Dade Behring Holdings, Inc. Condensed Consolidated Statement of Changes in Shareholders' Equity (Unaudited) (Dollars in millions, except share-related data)
Dade Behring Holdings, Inc. Condensed Consolidated Statements of Cash Flows
Dade Behring Holdings, Inc. Notes To Condensed Consolidated Financial Statements (unaudited)
Successor Company Condensed Consolidating Balance Sheet June 30, 2003
Successor Company Condensed Consolidating Balance Sheet December 31, 2002
Successor Company Condensed Consolidating Statement of Operations Quarter Ended June 30, 2003
Successor Company Condensed Consolidating Statement of Operations Six-months Ended June 30, 2003
Predecessor Company Condensed Consolidating Statement of Operations Quarter Ended June 30, 2002
Predecessor Company Condensed Consolidating Statement of Operations Six-months Ended June 30, 2002
Successor Company Condensed Consolidating Statement of Cash Flows Six-months Ended June 30, 2003
Predecessor Company Condensed Consolidating Statement of Cash Flows Six-months Ended June 30, 2002
  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
  ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
  ITEM 4. CONTROLS AND PROCEDURES.
SIGNATURE
EXHIBIT INDEX
FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF DADE BEHRING HOLDINGS, INC.
  EXHIBIT 31.1
CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
  EXHIBIT 31.2
CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
  EXHIBIT 32.1
  EXHIBIT 32.2
CERTIFICATE OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. 1350)